June 20, 2011

RE: 66% Higher Offer for your ATEL 12, LLC investment.

Dear Investor,

As you are likely aware, we recently mailed you an offer to purchase your ATEL 12 Units for $3 per Unit.  However, we have amended our offer to increase our offer price by 66%, to $5 per Unit.  Right now, MPF will pay you $5 per unit. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for ATEL 12, LLC to decide if or when you get your money back. Although we have extended the offer, the offer now expires on July 25, 2011, so you must act soon.  We don’t intend to extend the Offer again.

Why take advantage of this opportunity today?

•
Guarantee your cash now. ATEL 12, LLC’s reinvestment period extends through 2015 and its charter allows the company to continue until 2030. ATEL 12, LLC has never said if the company will liquidate earlier. Sell today and ensure you get your money out from this security.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

•
Sell without broker fees or commissions. Most secondary market unit sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.  We pay any Company transfer fees.

•
Eliminate the long and uncertain waiting period. Private and non-traded securities like ATEL 12, LLC can be very difficult to sell. It can take weeks or months to find an interested buyer and ATEL 12, LLC may continue to operate indefinitely. But now you can sell your units and get your money.

•
Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

•	Cut the time and expense of IRS documents. If you sell your Units now, this could be the last year you will have to file those complicated and expensive K-1s with your tax returns.

If you act today, you can get your cash now and may drastically reduce your end-of-year, tax-related expenses and headaches. We will mail your check within three business days after ATEL 12, LLC confirms the transfer.

MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Units to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,

Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, our 66% higher offer expires July 25, 2011. So don’t delay. Fill out and mail in the ATEL 12, LLC Assignment Form today so we can rush you a check.